SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 1-14827


                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F | | Form 10-Q
             |_| Form N-SAR

             For Period Ended:  December 31, 2006

     |_| Transition Report on Form 10-K

     |_| Transition Report on Form 20-F

     |_| Transition Report on Form 11-K

     |_| Transition Report on Form 10-Q

     |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

EVCI Career Colleges Holding Corp
---------------------------------------------------------------------
Full Name of Registrant


---------------------------------------------------------------------
Former Name if Applicable


1 Van Der Donck Street
---------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Yonkers, NY 10701
---------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in  reasonable  detail in Part III of this
     |         form could not be eliminated without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
|X|  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) Attach extra sheets if needed.

      Material information required to complete registrant's Form 10-K is not yet available, including information relating to its ongoing efforts to raise additional financing and to simultaneously restructure its bank debt. The information below involves estimates that are subject to change in the definitive Form 10-K. All 2006 numbers are approximate.

      Registrant's 2006 revenue will be $65.2 million as compared to $50.7 million for 2005. The significant revenue increase is attributable to revenue from Technical Career Institutes of $36.4 million as compared to TCI 2005 revenue of $11.8 million for the period after registrant acquired TCI on September 16, 2005. It is also attributable to 2006 revenue from Pennsylvania School of Business of $1.4 million as compared to PSB 2005 revenue of $0.2 million. Interboro contributed $27.4 million to 2006 revenue as compared to $38.7 million for 2005. The SED enrollment caps are the reason for Interboro's revenue decline.

      Registrant estimates that its 2006 loss from operations will be $12.0 million as compared to 2005 income from operations of $1.0 million. This loss is, in significant part, attributable to the decline in Interboro's revenue that resulted in an Interboro operating loss of $8.6 million that was offset by the benefit from $2.3 million out of $4.3 million in annual operating cost reductions made during 2006. The full annual benefit of these cost reductions will be realized in 2007, to the extent not offset by required cost increases. Registrant's estimated 2006 operating loss includes an accrual of $3.7 million made for estimated disallowances related to the DOE mandated rescoring of Interboro ATB tests and a $2.2 million estimated loss resulting from the closing of Interboro's Yonkers sites.

      Registrant estimates that its 2006 net loss will be $13.9 million as compared to net income of $0.4 million for 2005. However, the actual 2006 net loss could increase if, and by the amount, registrant reduces, as of December 31, 2006, registrant's deferred income tax asset of $5.6 million at December 31, 2005. Registrant also estimates that its 2006 loss per fully diluted share will be $1.11, subject to increase in accordance with the immediately preceding sentence.

      Registrant is seeking to complete a financing and a simultaneous restructuring of its bank debt that will enable it to satisfy specific financial responsibility standards established by its federal and state regulators.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Richard Goldenberg                   914         623-0700
     ---------------------------------------------------------------------------
         (Name)                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       EVCI Career Colleges Holding Corp.
- ---------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 3, 2007             By  /s/  Richard Goldenberg
-------------------            ---------------------------------------------
                                    Richard Goldenberg
                                    Chief Financial Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.